STATEMENT OF INVESTMENTS

Dreyfus Premier New York Municipal Bond Fund

August 31, 2007 (Unaudited)

Long-Term Municipal Investments--98.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--91.0%				
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/22	775,000	788,307
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	1,565,000	1,558,568
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/35	1,500,000	1,481,205
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC)	5.00	2/15/47	1,500,000	1,519,140
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,374,411
Jefferson County Industrial Development Agency, SWDR (International Paper Company Project)	5.20	12/1/20	1,465,000	1,439,157
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	2,000,000	2,016,580
Long Island Power Authority, Electric System General Revenue (Insured; CIFG)	5.00	9/1/33	1,000,000	1,016,310
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,000,000	1,053,960
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,303,520
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,225,000 [a]	1,299,027
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	1,775,000 [a]	1,892,789
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	4,000,000	4,041,160

New York City	6.75	2/1/09	140,000	146,016
New York City	5.00	11/1/19	2,000,000	2,083,560
New York City	5.38	12/1/20	1,000,000	1,045,630
New York City	5.00	8/1/21	2,000,000	2,071,980
New York City	5.50	8/1/21	2,000,000	2,138,120
New York City	5.25	8/15/24	2,420,000	2,526,577
New York City	5.00	4/1/30	2,500,000	2,532,950
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,000,000	1,028,980
New York City Housing Development Corporation, MFHR (Collateralized: FHA and GNMA)	5.25	11/1/30	2,500,000	2,571,275
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.45	5/1/08	1,000,000 [a]	1,031,320
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	820,000	742,387
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,000,000	2,956,980
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,090,680
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/46	2,000,000	2,024,420
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	1,000,000	1,118,100
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	1,200,000	1,390,272
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. Project)	6.90	8/1/24	1,000,000	999,900
New York City Industrial				

Development Agency, Special Facility Revenue (JetBlue Airways Corporation Project)	5.00	5/15/20	500,000	457,815
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	1,000,000	1,067,350
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/24	2,000,000	2,095,080
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	2,050,300
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	450,000 a	481,603
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	1,205,000	1,246,970
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	2,500,000	2,614,975
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,000,000	1,014,180
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	2,000,000	1,955,920
New York State Dormitory Authority, FHA Insured Mortgage HR (The New York and Presbyterian Hospital) (Insured; FSA)	5.25	8/15/27	1,000,000 b	1,039,200
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	975,000	1,033,568
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; AMBAC)	5.00	7/1/32	1,345,000	1,385,485
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,000,000 a	1,068,340
New York State Dormitory Authority, Revenue (Columbia				

University)	5.00	7/1/31	2,000,000	2,068,420
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	4,000,000	4,378,160
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	1,000,000	1,053,640
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,000,000	1,113,080
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	2,000,000	2,081,720
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,000,000	2,049,380
New York State Dormitory Authority, Revenue (Long Island University)	5.50	9/1/20	1,585,000	1,638,082
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,000,000	1,017,440
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	880,000	895,268
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,000,000	1,066,670
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	2,017,600
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/24	1,750,000	1,801,975
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	2,500,000	2,567,475
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,000,000	2,238,560
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	2,870,000	2,903,579
New York State Dormitory				

Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,650,000	1,666,648
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 [a]	1,081,360
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/23	1,500,000	1,566,495
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/26	2,000,000	2,015,560
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/25	2,000,000	2,074,700
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/19	3,000,000 [c,d]	3,150,375
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation)	5.25	3/15/27	1,000,000 [b]	1,057,960
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	2,450,000 [a]	2,664,522
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.75	2/1/32	1,000,000	1,027,570
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	2,000,000	2,031,700
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,970,000	2,021,220
Niagara Frontier Transportation Authority, Airport Revenue (Buffalo Niagara International Airport) (Insured; MBIA)	5.63	4/1/29	2,000,000	2,063,580
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	1,003,280
Port Authority of New York and New				

Jersey (Consolidated Bonds, 37th Series) (Insured; FSA)	5.50	7/15/18	3,000,000	3,217,800
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	2,000,000	2,061,280
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,024,240
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,019,390
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/26	1,380,000	1,420,117
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jeffersons Ferry Project)	5.00	11/1/28	1,000,000	932,520
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,175,980
Triborough Bridge and Tunnel Authority, General Purpose Revenue	6.00	1/1/12	2,000,000	2,121,460
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA)	5.00	11/15/32	2,000,000	2,023,600
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/08	1,000,000 a	1,036,360
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/45	1,200,000	1,111,644
U.S. Related--7.4%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,000,000 a	2,128,920
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,014,940
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	2,000,000	2,045,960
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	2,000,000 a	2,126,980

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	1,500,000 a	1,598,985
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,000,000	984,090
Virgin Islands Public Finance Authority, Refinery Facilities Senior Secured Revenue (HOVENSA Refinery)	4.70	7/1/22	1,000,000	919,420
Virgin Islands Water and Power Authority, Electric System Subordinated Revenue	5.00	7/1/26	665,000	636,398
Total Long-Term Municipal Investments (cost $151,432,862)				**152,710,170**

Short-Term Municipal Investments--3.6%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
New York--2.3%				
New York City (LOC; Bank of America)	3.92	9/1/07	600,000 e	600,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; DEPFA Bank PLC)	3.84	9/1/07	1,025,000 e	1,025,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Citibank NA)	3.89	9/1/07	1,000,000 e	1,000,000
Niagara County Industrial Development Agency, Civic Facility Revenue (Niagara University Project) (Insured; Radian Group and Liquidity Facility; HSBC Bank USA)	6.00	9/7/07	1,000,000 e	1,000,000
U.S. Related--1.3%				
Government Development Bank of Puerto Rico, CP	4.70	9/7/07	2,000,000	2,000,100
Total Short-Term Municipal Investments (cost $5,625,000)				**5,625,100**
Total Investments (cost $157,057,862)			**102.0%**	**158,335,270**
Liabilities, Less Cash and Receivables			**(2.0%)**	**(3,035,181)**
Net Assets			**100.0%**	**155,300,089**

a   These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Purchased on a delayed delivery basis.

c   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, this security amounted to $3,150,375 or 2.0% of net assets.

d   Collateral for floating rate borrowings.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance